Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated June 16, 2008	Registration Statement No. 333-142572

European Investment Bank
BRL 250,000,000 11.25% Notes due 2013 (Payable in USD)
Final Term Sheet
Issuer:	European Investment Bank
Ratings:	AAA/Aaa/AAA
Issue Size:
BRL 250,000,000.  The notes offered under this free writing prospectus will have the same terms (other than inter alia the price to public and issue date), form part of the same series and trade freely with the notes issued on February 14, 2008

Issue Currency:(1)	BRL (provided that all payments will be made in USD)
Net Proceeds:	USD 158,254,757.52
Settlement:	27 June 2008
Maturity:	14 February 2013
Interest Payment Dates:	14 February
Coupon:	11.25% annual
Reoffer/Issue Price:	99.25% plus accrued interest
Underwriting Commissions:	0.25%
Yield:	11.427% annual (in BRL terms)
Denominations:	BRL 5,000
Leads:	JPM/BancaProfilo
Calculation Agent:	JPM
Governing Law:	New York
_____________________
(1) Coupon and redemption amount to be paid in USD, such USD amount calculated by dividing the relevant coupon and redemption amount by the applicable BRL Rate (as defined in Annex A).  For the avoidance of doubt, the BRL Rate (as defined in Annex A) may be such that the resulting USD amount is zero and in such event no USD or BRL amount will be payable.

The Notes are expected to be listed on the Luxembourg Stock Exchange.

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/33745/000095015707000625/form-sb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1-212-834-4533.

Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated June 16, 2008	Registration Statement No. 333-142572

European Investment Bank
BRL 250,000,000 11.25% Notes due 2013 (Payable in USD)
Final Term Sheet

ANNEX A

“BRL Rate” means, in respect of a BRL Valuation Date, the BRL/USD exchange rate, expressed as the amount of BRL per one USD:

(a)  determined by the Calculation Agent on the relevant BRL Valuation Date by reference to the applicable BRL-PTAX Rate; or

(b)  in the event that the BRL-PTAX Rate is not available on the applicable BRL Valuation Date, determined by the Calculation Agent on the relevant BRL Valuation Date by reference to the applicable EMTA BRL Industry Survey Rate (if such rate is available); or

(c)  in the event that both the BRL-PTAX Rate and the EMTA BRL Industry Survey Rate are not available on the applicable BRL Valuation Date, determined by the Calculation Agent on the relevant BRL Valuation Date in good faith and in a commercially reasonable manner, having taken into account relevant market practice, provided that:

(i)  if, on the applicable BRL Valuation Date, the Calculation Agent determines that a Price Materiality has occurred on such BRL Valuation Date, the BRL Rate will be the EMTA BRL Industry Survey Rate applicable in respect of such BRL Valuation Date; and

(ii)  if, on the applicable BRL Valuation Date, the Calculation Agent determines that an EMTA Failure has occurred on such BRL Valuation Date, the BRL Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner, having taken into account relevant market practice.

“BRL-PTAX Rate” means, in respect of a BRL Valuation Date, the BRL/USD offered rate for USD, expressed as the amount of BRL per one USD, for settlement in two New York and São Paulo business days reported by the Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotacões para Contabilidade” or Rates for Accounting Purposes) by approximately 8:30 p.m. São Paulo time on such BRL Valuation Date.

“BRL Valuation Date” for any Interest Payment Date or the Maturity Date or the date on which an amount is payable in respect of the Notes means the fifth São Paulo business day prior to such date.

“EMTA BRL Industry Survey Methodology” means a methodology, dated as of March 1, 2004, as amended from time to time, for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the BRL/USD spot markets for the purposes of determining the EMTA BRL Industry Survey Rate.

Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated June 16, 2008	Registration Statement No. 333-142572

European Investment Bank
BRL 250,000,000 11.25% Notes due 2013 (Payable in USD)
Final Term Sheet

ANNEX A

“EMTA BRL Industry Survey Rate” means the foreign exchange rate as specified in the ISDA 1998 FX and Currency Option Definitions (as updated from time to time) – Settlement Rate Options: “EMTA BRL Industry Survey Rate (BRL12)”, meaning that the spot rate for a BRL Valuation Date will be the BRL/USD offered rate for USD, expressed as the amount of BRL per one USD, for settlement in two New York and São Paulo business days, calculated by EMTA (or a service provider EMTA may in its sole discretion select) pursuant to the EMTA BRL Industry Survey Methodology and published on EMTA's website (www.emta.org) at approximately 3:45p.m. São Paulo time or as soon thereafter as practicable on such BRL Valuation Date.

“EMTA Failure” means, in respect of a BRL Valuation Date, that the EMTA BRL Industry Survey Rate, having been requested as prescribed by EMTA, is not available for any reason. For the avoidance of doubt, an EMTA Failure may still occur notwithstanding that the BRL-PTAX Rate is available on the applicable BRL Valuation Date.

“Price Materiality” means, in respect of a BRL Valuation Date, that the EMTA BRL Industry Survey Rate is available on such date and that the BRL-PTAX Rate differs from the EMTA BRL Industry Survey Rate by more than 3%.